Shane Y. · 3rd

Founder, Chairman & CEO Gamestar Interactive Inc. CEO Imagination Gaming Inc. CEO Imagination Entertainment Limited. EY Entrepreneur Of the Year Australia. World Entrepreneur Hall of Fame. Innovator of the Year.

Los Angeles, California, United States · Contact info

500+ connections

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Experience

Founder, Chairman and CEO Gamestar Interactive Inc.

Gamestar+ · Full-time
Jan 2015 – Present · 6 yrs 8 mos
Los Angeles Metropolitan Area

This is a business that brings together 30 years of life experience in entertainment and innovation. Beginning with building a cardboard box, to a best best selling board-game to building Pepsi's first website. (Before email addresses that interacted with live TV), to delivering a new way to play the experience of boardgames and creating a whole new global category, adding the magic of Hollywood "DVD Games" that changed the global industry by more than 30% an(…see more

Director

Lifesaver Rescue Helicopters
Aug 2005 – Present · 16 yrs 1 mo
Australia

In 2005 after being a helicopter pilot and going the board or

Surf Lifesaving South Australia I asked a simple question... SA Govt had cut the funding and they had not had a s ...see more

CEO

Imagination Entertainment Limited

Apr 1984 – Present · 37 yrs 5 mos

Adelaide/Los Angeles

Skills & endorsements

Entrepreneurship · 84



Endorsed by **Kristian Livolsi and 1 other who is highly skilled at this**

Endorsed by **4 of Shane's colleagues at Imagination Entertainment Limited**

Marketing Strategy · 74



Endorsed by **Geoff Winter and 4 others who are highly skilled at this**

Endorsed by **7 of Shane's colleagues at Imagination Entertainment Limited**

Start-ups · 63



Endorsed by **Lee Walker-Roberts and 1 other who is highly skilled at this**

Endorsed by **2 of Shane's colleagues at Imagination Entertainment Limited**

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